UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

CITY NATIONAL CORPORATION

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

178566-10-5

(CUSIP Number)

Michael B. Cahill, City National Corporation

555 S. Flower Street, Los Angeles, California 90071

213-673-9515

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 178566-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Bram Goldsmith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 90,897*

	8.	Shared Voting Power 3,194,467

	9.	Sole Dispositive Power 90,897*

	10.	Shared Dispositive Power 3,194,467

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,285,364**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Mr. Goldsmith disclaims beneficial ownership of the shares owned by the Goldsmith Family Foundation.

13.	Percent of Class Represented by Amount in Row (11) 6.1%

14.	Type of Reporting Person (See Instructions) IN

* Includes shares held in Mr. Goldsmith’s account in the Company’s Profit Sharing Plan, and shares held as trustee of Oak Trust A-2.

**Includes 47,161 shares held in Mr. Goldsmith’s account, 2,626,478 shares held as trustee of the Bram and Elaine Goldsmith Family Trust, 567,989 shares as trustee of the Elaine Goldsmith Revocable Trust and 43,736 shares as trustee of Oak Trust A-2.

CUSIP No. 178566-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Bram and Elaine Goldsmith Family Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,626,478

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,626,478

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,626,478

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 178566-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Elaine Goldsmith Revocable Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 567,989

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 567,989

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 567,989

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.1%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 178566-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Bram Goldsmith, as trustee of Oak Trust A-2*

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 43,736

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 43,736

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,736

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) OO

*Beneficiary is family member

CUSIP No. 178566-10-5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) The Goldsmith Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 227,025

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 227,025

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 227,025

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer
Common Stock, $1.00 par value City National Corporation, 555 South Flower Street, Los Angeles, CA 90071

Item 2.	Identity and Background
This statement is filed on behalf of a group consisting of the following reporting persons:

Reporting Person	Name
1.	Bram Goldsmith, individually
2.	The Bram and Elaine Goldsmith Family Trust
3	The Elaine Goldsmith Revocable Trust
4	Bram Goldsmith, as trustee of Oak Trust A-2
5	The Goldsmith Family Foundation

Membership of The Goldsmith Family Foundation (Reporting Person 5) in the group is disclosed for reporting purposes only, and Bram Goldsmith (Reporting Person 1) expressly disclaims beneficial ownership of the shares held by The Goldsmith Family Foundation.

Reporting Person 1

(a) Bram Goldsmith

(b) City National Bank, 400 North Roxbury Drive, Beverly Hills, CA 90210

(c) Chairman of City National Corporation, 555 South Flower Street, Los Angeles, CA 90071

(d) None

(e) None

(f) U.S.

Reporting Person 2

The Bram and Elaine Goldsmith Family Trust, a revocable trust formed under the laws of the state of California.  Business: investment.  Address of principal business and principal office:  c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills California 90210.  Trustees:  Bram Goldsmith and Elaine Goldsmith.  See Reporting Person 1 above for information regarding Bram Goldsmith, Trustee. The following information is provided with respect to Elaine Goldsmith, Trustee:

(a) Elaine Goldsmith

(b) c/o City National Bank, 400 North Roxbury Dr., Beverly Hills, CA 90210

(c) Homemaker

(d) None

(e) None

(f) U.S.

Reporting Person 3

The Elaine Goldsmith Revocable Trust, a revocable trust formed under the laws of the state of California.  Business: investment.  Address of principal business and principal office:  c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills California 90210.  Trustees:  Elaine Goldsmith and Bram Goldsmith.  See Reporting Person 1 above for information regarding Bram Goldsmith, Trustee and Reporting Person 2 above for information regarding Elaine Goldsmith, Trustee.

Reporting Person 4

Bram Goldsmith, as trustee of Oak Trust A-2.  Business: investment.  Address of principal business and principal office: c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills, California 90210.  Trustee:  Bram Goldsmith.  See Reporting Person 1 above for information regarding Bram Goldsmith, Trustee.

Reporting Person 5

The Goldsmith Family Foundation, a California nonprofit public benefit corporation.  Business:  charitable donations.  Address of principal business and principal office: c/o City National Bank, 400 N. Roxbury Drive, Beverly Hills, CA 90210.  Directors and Officers:  Bram Goldsmith, Elaine Goldsmith, Russell Goldsmith and Bruce Goldsmith.  For information regarding Bram Goldsmith, see Reporting Person 1 above.  For information regarding Elaine Goldsmith, see Reporting Person 2 above.  The following information is provided regarding Russell Goldsmith and Bruce Goldsmith:

(a) Russell Goldsmith

(b) City National Bank, 400 North Roxbury Dr., Beverly Hills, CA 90210

(c) Chief Executive Officer and President, City National Corporation, Chairman of the Board and Chief Executive Officer, City National Bank, 555 South Flower Street, Los Angeles, CA 90071

(d) None

(e) None

(f) U.S.

(a) Bruce L. Goldsmith

(b) 9722 Oak Pass Road, Beverly Hills, CA 90210

(c) Self-employed, 9722 Oak Pass Road, Beverly Hills, CA 90210

(d) None

(e) None

(f) U.S.

Item 3.	Source and Amount of Funds or Other Consideration

As part of an estate planning transaction for Bram and Elaine Goldsmith, in August 2009, the Bram and Elaine Goldsmith Family Trust (the “Family Trust”) transferred 900,000 shares of City National Corporation common stock to five irrevocable trusts for the benefit of their grandchildren, and 625,000 shares of common stock to four grantor retained annuity trusts.

On August 30, 2012, the grantor retained annuity trusts transferred back to the Family Trust 180,630 shares of common stock, and three of the irrevocable trusts transferred back to the Family Trust 399,190 shares of common stock.  On September 5, 2012, the other two irrevocable trusts transferred back to the Family Trust 328,636 shares of common stock.  All of these transfers were part of the estate planning transaction mentioned above, as were certain smaller annuity distributions to the Family Trust that were made between August 2009 and August 2012.

Item 4.	Purpose of Transaction

The reporting persons have acquired the shares of City National Corporation common stock for investment purposes. Bram Goldsmith is the Chairman of the Board and Russell Goldsmith is Chief Executive Officer and President of City National Corporation.

The reporting persons may make (a) purchases and other acquisitions of securities from time to time for investment purposes, and (b) gifts and other dispositions of securities from time to time.

Item 5.	Interest in Securities of the Issuer

(a) The following table sets forth the aggregate number and percentage of shares of City National Corporation common stock owned by each of the reporting persons and by the group as a whole following the transactions described in Item 3 above.  For clarity, beneficial ownership is shown without duplication, notwithstanding the fact that Bram Goldsmith (Reporting Person 1) may be deemed the beneficial owner of shares held by certain of the other reporting persons.  None of the shares shown are shares as to which the listed beneficial owner has the right to acquire beneficial ownership, as specified in Rule 13d-3(d)(1)(i).

Name of Beneficial Owner	Number of Shares Held		Percent of Class
Bram Goldsmith (Reporting Person 1)	47,161	(1)	0.1	%(1)
The Bram and Elaine Goldsmith Family Trust (Reporting Person 2)	2,626,478		4.9%
Elaine Goldsmith Revocable Trust (Reporting Person 3)	567,989		1.1%
Bram Goldsmith, as trustee of Oak Trust A-2 (Reporting Person 4)	43,736		0.1%
The Goldsmith Family Foundation (Reporting Person 5)	227,025	(2)	0.4%
Group Total	3,512,389		6.5%

(1) Shares currently held in the reporting person’s City National Corporation Profit Sharing Plan account.

(2) The Goldsmith Family Foundation is included as a member of the group for reporting purposes but Bram Goldsmith disclaims beneficial ownership of the shares held by such reporting person.

(b) Reference is made to items 7 through 10 on the cover sheet for each reporting person.

(c) On August 29, 2012, The Goldsmith Family Foundation made a gift of 15,670 shares of City National Corporation common stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

September 10, 2012

Reporting Person 1

/s/ Bram Goldsmith
Bram Goldsmith

Reporting Person 2

/s/ Bram Goldsmith
Bram Goldsmith
Trustee of the Bram and Elaine Goldsmith Family Trust

Reporting Person 3

/s/ Bram Goldsmith
Bram Goldsmith
Trustee of the Elaine Goldsmith Revocable Trust

Reporting Person 4

/s/ Bram Goldsmith
Bram Goldsmith
Bram Goldsmith, as trustee of Oak Trust A-2

Reporting Person 5

/s/ Bram Goldsmith
Bram Goldsmith
President, The Goldsmith Family Foundation